

August 16, 2010

Mark F. Furlong
President and Chief Executive Officer
Marshall & Ilsley Corporation
770 North Water Street
Milwaukee, WI 53202

> **Re:**   **Marshall & Ilsley Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **File No. 001-33488**

Dear Mr. Furlong:

We have reviewed your supplemental response filed on June 11, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

2009 Form 10-K
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 26

1. Please refer to our previous comment 1 in our letter dated May 7, 2010 and address the following:

    a. Please disclose how you define short term for the purposes of classifying a loan as a troubled debt restructuring ("TDR"). We note your response that these modifications generally limited to deferrals. Disclose any other types of short-term modifications you make and how frequently you make them. Disclose your basis for not accounting for short-term modifications as TDRs.

b. We note your response that interest reserves are reduced or eliminated if the current underwriting information indicates there is uncertainty as to the loan's repayment. Please disclose your accounting treatment for interest previously accrued on loans with interest reserves when you determine that a reduction or elimination of the reserve is necessary.

Loans and Leases, page 35

2. Please refer to our previous comment 2 in our letter dated May 7, 2010. Please revise to disclose whether performing loans transferred from the construction portfolio to the commercial portfolio retain their past due status upon transfer. If not, please revise to disclose how many of the performing past due loans prior to transfer become past due or nonperforming after transfer and discuss how you consider this trend in your determination of the allowance for loan losses.

Summary of Loan and Lease Loss Experience and Credit Quality, page 42

3. Please refer to our previous comment 4 in our letter dated May 7, 2010. Please revise to disclose whether and how you consider redefault rates in your general loss reserve calculated in accordance with ASC 450 (SFAS 5).

4. Please refer to our previous comment 5 in our letter dated May 7, 2010. Please revise to more specifically disclose the factors you consider to determine if a borrower with payments less than 90 days past due lacks the ability to continue to pay under the terms of the loan agreement and is placed on non-accrual status.

5. Please refer to our previous comment 6 in our letter dated May 7, 2010. Please tell us if using "as is" as compared to "as developed" appraisals would result in a significantly different amount of impairment recognized for construction loans where substantial construction has been completed. If so, please explain to us how you consider the increased inherent uncertainty in cash flows associated with "as developed" appraisals in measuring impairment.

6. Please refer to our previous comment 6 in our letter dated May 7, 2010. Please revise to disclose the difference between "liquidation", "as is" and "liquidation value" appraisals.

Troubled Debt Restructurings (Renegotiated Loans), page 47

7. Please refer to our previous comment 9.e in our letter dated May 7, 2010. Please revise to disclose the amount of residential loans presented at each period end that are a part of your foreclosure moratorium as previously requested since this may be an indicator of material credit quality trends within that portfolio. In addition, disclose your success rate of working with borrowers to find satisfactory repayment terms as well as the percentage

of loans for which you are unable to reach a successful repayment agreement. Alternatively, please provide a more detailed analysis of why you do not believe this information would provide meaningful disclosure.

8. Please refer to our previous comment 9.f in our letter dated May 7, 2010. We note your disclosure of the renegotiated loans delinquent 30-89 days. Please revise to disclose the balance of renegotiated loans that are delinquent less than 30 days and 90 days or more.

Critical Accounting Policies
Allowance for Loan Losses, page 71

9. Please refer to our previous comment 12.a in our letter dated May 7, 2010. We note your proposed disclosures. Please revise to specifically disclose whether your charge-off policies have been revised during any reporting period included in your disclosure. If not, please state this. If so, please revise to provide a description of the changes to your policy and the impact of such changes on your financial statements, particularly the amount of estimated loan losses.

10. Please refer to our previous comment 12.b in our letter dated May 7, 2010. Please provide more specific detail regarding the information you consider when determining a loss has been confirmed and a partial charge-off is recorded. For example, when you receive updated appraisals or other valuations for collateral dependent loans that indicate a short-fall in collateral value, clarify whether you charge off the uncollectible portion of the loan or whether you establish a specific reserve. If the latter is true, please disclose why you do not believe an updated appraisal provides confirmation of a loss on a collateral dependent loan and discuss how you consider this policy in your determination of the allowance for loan losses. Clarify any other types of information that would trigger an evaluation of whether a loan would require a partial charge-off and describe the types of judgment and analysis that supports your decision.

11. Please refer to our previous comment 12.c in our letter dated May 7, 2010. We note your expanded disclosures regarding nonperforming loans. As requested, please provide the amount of impaired loans for which you have recorded partial charge-offs.

12. Please refer to our previous comments 21 and 23 in our letter dated May 7, 2010. We note your use of the non-GAAP measure of pre-tax pre-provision income in your discussion of whether goodwill is impaired and in your discussion of whether your deferred tax assets require a valuation allowance. Please revise to disclose the actual number considered in your analysis and provide the relevant non-GAAP disclosure required by Item 10(e) of Regulation S-K.

13. Please refer to our previous comment 23 in our letter dated May 7, 2010.

   a. Please tell us how adding back non-recurring losses to your 2009 loss before income taxes impacted your forecast of taxable income used in your assessment of the realizability of your deferred tax asset at December 31, 2009.

   b. Please provide us a summary of your forecasted taxable income as of December 31, 2008, December 31, 2009, and your most current forecast and analyze how your projections compare to the actual taxable income reported for the applicable and relevant periods and how the projections compare to your net operating loss carry forwards. Please identify the inputs and significant assumptions that most impact the forecast, provide a qualitative and quantitative description of these inputs and assumptions, and provide a sensitivity analysis based upon reasonable alternative assumptions.

June 30, 2010 Form 10-Q
Troubled Debt Restructuring (Renegotiated Loans), page 69

14. We note your disclosure on page 54 in the March 31, 2010 Form 10-Q that the increase in renegotiated loans was primarily due to an increase in commercial construction and development renegotiated loans. We also note your disclosure of the redefault rate for consumer loans and for residential real estate loans. Please revise your disclosure to present redefault rates for renegotiated loans by major loan type to provide more transparent disclosure about the trends in each portfolio.

Management's Discussion and Analysis of Financial Condition and Results of Operations –
Other Income, page 82

15. We note your disclosure on page 83 that increased recourse obligation contributed in part to decreased mortgage banking revenue for the quarter. Please revise to provide a roll forward of your recourse obligation and disclose the method you use to estimate your recourse obligation.

You may contact Rebekah Blakeley Moore at (202) 551-3303 or me at (202) 551-3437 if you have questions regarding our comments.

Sincerely,

Michael Volley
Staff Accountant